NO ACT

RO
12-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013973

December 22, 2010



Received SEC
DEC 22 2010
Washington, DC 20549

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-22-10

Re: CIGNA Corporation

Dear Mr. Mueller:

This is in regard to your letter dated December 21, 2010 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in CIGNA's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that CIGNA therefore withdraws its November 24, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment, AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 17212-00067

December 21, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *CIGNA Corporation*
Withdrawal of No-Action Request Regarding the Stockholder Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On November 24, 2010, on behalf of our client, CIGNA Corporation (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for its 2011 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") requesting that the Company provide an annual report disclosing the Company's: (1) payments used for lobbying communications, (2) policies and procedures for lobbying contributions and expenditures, and (3) person or persons who participated in making the decisions to make the lobbying contributions or expenditures. The Proposal was submitted by the AFL-CIO Reserve Fund (the "Proponent") pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended. The No-Action Request sets forth the basis for our view that the Proposal is excludable under Rule 14a-8(i)(3).

Enclosed is a letter from the Proponent confirming the withdrawal of the Proposal. *See* Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lindsay Blackwood, the Company's Senior Counsel, at (215) 761-1028.

Sincerely,



Ronald O. Mueller
Enclosure(s)

cc: Lindsay Blackwood, CIGNA Corporation
Daniel F. Pedrotty, AFL-CIO Reserve Fund

100990366_1.DOC

GIBSON DUNN

Exhibit A

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 14, 2010

Sent by Email

Carol A. Petren, Executive Vice President
and General Counsel
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

Dear Ms. Petren,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that, based upon the dialogue we have begun with you and your colleagues and your commitment to issue a new CIGNA policy providing for disclosure of political contributions and lobbying expenses, we hereby withdraw the proposal we submitted for the 2011 proxy statement of CIGNA Corporation.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

Cc: Lindsay K. Blackwood, Esq.
Ronald O. Mueller, Esq.
Office of Chief Counsel, Division of Corporation Finance
U.S. Securities and Exchange Commission

From: Rob McGarrah [Rmcgarra@aflcio.org]
Sent: Tuesday, November 30, 2010 5:57 PM
To: lindsay.blackwood@cigna.com
Cc: Brandon Rees; Daniel Pedrotty; rmueller@gibsondunn.com; shareholderproposals
Subject: AFL-CIO Proposal to CIGNA Corporation
Attachments: 11.30.10.Revised..doc

Importance: High

Mr. Blackwood,

We've now received both your letter of November 22, 2010, calling for a dialogue on our Proposal and Mr. Mueller's letter to the SEC of November 24, 2010, seeking a Letter of No-Action because the Proposal links the definition of grassroots lobbying to the definition contained in the Code of Federal Regulations.

We will remove the reference to grassroots lobbying from the Proposal. I have attached a revised proposal for your review and copied Mr. Mueller on this email. We look forward to a dialogue with you on the revised proposal.

Please let us know how you would like to proceed.

Best,

Rob McGarrah

Robert E. McGarrah, Jr.
Counsel
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
202-637-5335
202-431-9838 (cell)
Fax 202-508-6992

Resolved, that the shareholders of CIGNA Corporation ("CIGNA" or the "Company") hereby request that the Company provide a report, updated annually, disclosing the Company's:

1. Payments used for lobbying,

2. Policies and procedures for issuing payments used for lobbying, and

3. Person or persons who authorized the payments used for lobbying.

The report shall be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on the Company's website to reduce costs to shareholders.

Supporting Statement

As long-term CIGNA shareholders, we support transparency and accountability in corporate spending to influence legislation. These activities include spending to influence legislation.

Disclosure is consistent with public policy, is in the Company's and its shareholders' best interest, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, Company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the Company and its shareholders.

CIGNA spent $480,000 between 2008 and 2009 on lobbying activities in the U.S. Congress, according to reports filed pursuant to the Lobbying Disclosure Act of 1995 with the Clerk of the U.S. House of Representatives and the Secretary of the U.S. Senate. This figure may not include other lobbying communications, which may influence legislation, such as contributions to trade associations or the U.S. Chamber of Commerce, which also lobby and advertise on legislation ("Health Insurers Funded Chamber Attack Ads," National Journal, 1/12/2010).

Publicly available data does not provide a complete picture of the Company's lobbying expenditures. The Company's Board and its shareholders need complete disclosure to be able to evaluate the use of corporate assets for direct and grassroots lobbying and the risks the spending poses.

We urge you to vote FOR this proposal.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 17212-00067

November 24, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *CIGNA Corporation*
Shareholder Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, CIGNA Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company provide a report, updated annually, disclosing the Company's:

1. Payments used for direct lobbying and grassroots lobbying communications as defined in 26 CFR § 56.4911-2,

2. Policies and procedures for lobbying contributions and expenditures made with corporate funds and payments used for direct lobbying and grassroots lobbying communications, and

3. Person or persons who participated in making the decisions to make the direct lobbying and grassroots contributions or expenditures.

The Proposal also requests that the report be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on the Company's website.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. We believe that other bases exist as well for exclusion of the Proposal under Rule 14a-8, but are submitting this letter because we believe that the Proposal's excludability can be demonstrated under well-established Rule 14a-8(i)(3) precedent.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004)

("SLB 14B") (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Indus., Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. Jun. 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

Under these standards, the Staff has consistently concurred with the exclusion of proposals where an integral aspect of the proposal is defined by reference to sources outside of the proposal and neither the proposal nor supporting statement include the definition or a substantive description of the defined term. Under this line of precedent, the Staff recently concurred that nearly identical shareholder proposals requesting publication of a report on "[p]ayments ... used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2," could be excluded under Rule 14a-8(i)(3). Specifically, in *JPMorgan Chase & Co.* (avail. Mar. 5, 2010). In *JPMorgan Chase & Co.*, the shareholder proposal requested that the company provide a report disclosing "[p]ayments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite, noting that the proposal "does not sufficiently explain the meaning of 'grassroots lobbying communications.'" Likewise, in *AT&T Inc.* (avail. Feb. 16, 2010), the Staff concurred with the omission of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting an annual report disclosing payments used for "grassroots lobbying communications as defined in 26 CFR § 56.4911-2". Just as with these two proposals, the Proposal here requests that the Company provide a report disclosing the Company's "[p]ayments used for direct lobbying and grassroots lobbying communications as defined in 26 CFR § 56.4911-2," but does not define grassroots lobbying. The detailed definition of "grass roots lobbying communication" set forth in the cited federal regulation is extensive and detailed, with numerous exceptions and terms that are defined by further defined terms. Because this definition has many critical elements that are not described in the Proposal and supporting statements, shareholders voting on the proposal might interpret it differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Indus., Inc.* (avail. Mar. 12, 1991).

Thus, the Proposal, as with the proposals in the precedent cited above, fall within a long line of proposals where the Staff has concurred with exclusion under Rule 14a-8(i)(3). *See JPMorgan Chase & Co.* (avail. Mar. 5, 2008) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting the company to adopt a bylaw requiring an independent lead director, where the proposal specified that the applicable standard of independence was the standard set by the Council of Institutional Investors but failed to describe that standard); *Smithfield Foods, Inc.* (avail. Jul. 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareholder proposal requesting a report based upon the "Global Reporting Initiative" but not describing those guidelines); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) requesting implementation of the "SA8000 Social Accountability Standards").

The Proposal is distinguishable from other shareholder proposals that refer to outside standards that the Staff did not concur were excludable as vague and indefinite. The Staff has not granted no-action relief when the proposal requested the adoption of a specific standard for director independence and the substantive provisions of the standard were identifiable to the company and shareholders. *See Clear Channel Communications Inc.* (avail. Feb. 15, 2006); *Ford Motor Co.* (avail. Mar. 9, 2005). Unlike these proposals, the Proposal requests the adoption of a specific definition but does not provide any description of the substantive provisions of the definition. Accordingly, we believe that the Proposal is impermissibly misleading as a result of its vague and indefinite nature and, thus, is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lindsay Blackwood, the Company's Senior Counsel, at (215) 761-1028.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lindsay Blackwood, CIGNA Corporation
Daniel F. Pedrotty, AFL-CIO Reserve Fund

100979061_1.DOC

GIBSON DUNN

Exhibit A


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

Facsimile Transmittal

Date: November 17, 2010

To: Carol A. Petren

Fax: 215-761-2824

From: Daniel Pedrotty, Office of Investment, AFL-CIO

Pages: 3 (including cover page)

RECEIVED 11/17/2010

AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006
Phone: (202) 637-3900
Fax: (202) 508-6992
invest@aflcio.org

American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2010

Sent by Facsimile and UPS

Carol A. Petren, Executive Vice President
and General Counsel
CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

Dear Ms. Petren,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of CIGNA Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 199 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

Resolved, that the shareholders of CIGNA Corporation (the "Company") hereby request that the Company provide a report, updated annually, disclosing the Company's:

1. Payments used for direct lobbying and grassroots lobbying communications as defined in 26 CFR § 56.4911-2,

2. Policies and procedures for lobbying contributions and expenditures made with corporate funds and payments used for direct lobbying and grassroots lobbying communications, and

3. Person or persons who participated in making the decisions to make the direct lobbying and grassroots contributions or expenditures.

The report shall be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on the Company's website to reduce costs to shareholders.

Supporting Statement

As long-term CIGNA shareholders, we support transparency and accountability in corporate spending to influence legislation. These activities include direct spending to influence legislation as well as grassroots lobbying communications to influence legislation.

Disclosure is consistent with public policy, is in the Company's and its shareholders' best interest, and critical for compliance with recent federal ethics legislation. Absent a system of accountability, Company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the Company and its shareholders.

CIGNA spent about $480,000 in 2008 and 2009 on direct lobbying activities in the U.S. Congress, according to the Company's disclosure reports. [*U.S. Senate Office of Public Records*] This figure may not include grassroots lobbying, which may indirectly influence legislation, or contributions to trade associations, such as the U.S. Chamber of Commerce, which also lobby and advertise on legislation. ["Health Insurers Funded Chamber Attack Ads,"National Journal, 1/12/2010]

Publicly available data does not provide a complete picture of the Company's lobbying expenditures. The Company's Board and its shareholders need complete disclosure to be able to evaluate the use of corporate assets for direct and grassroots lobbying and the risks the spending poses.

We urge you to vote FOR this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

November 17, 2010

Sent by Fax and US Mail

Carol A. Petren, Executive Vice President
And General Counsel
Cigna Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

Dear Ms. Petren,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 199 shares of common stock (the "Shares") of Cigna Corporation beneficially owned by the AFL-CIO Reserve Fund as of November 17, 2010. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 17, 2010. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, AFL-CIO Office of Investment